UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-10593
CUSIP NUMBER 451055107

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: fiscal quarter ended September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Iconix Brand Group, Inc.

Full Name of Registrant

Former Name if Applicable

1450 Broadway

Address of Principal Executive Office (Street and Number)

New York, New York 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

See Response in Part III.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in its Report on Form 8-K filed on November 5, 2015 (the “Form 8-K”), Iconix Brand Group, Inc. (the “Company”) will restate its historical financial statements. The Company is unable to file its Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Q3 2015 Form 10-Q”) within the prescribed time period without unreasonable effort and expense. As announced in the Form 8-K, and the press release included in the Form 8-K, the Company will restate its historical financial statements in respect of (i) the fourth quarter and annual results of 2013, (ii) the 2014 fiscal year and each quarterly period thereof and (iii) the first and second quarters of 2015 (the “Restatement Periods”) to correct certain errors in accounting. As a result, the Company’s normal process of reviewing and completing the Company’s Q3 2015 Form 10-Q has been delayed. The Company intends to file the Q3 2015 Form 10-Q as soon as reasonably practicable but not later than November 16, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David K. Jones	212	730-0030
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Form 8-K, the Company believes that the third quarter 2015 results will include (i) additional reserves of approximately $12.2 million with respect to certain of the Company’s accounts receivable, (ii) an adjustment with respect to the Company’s 2014 Federal tax return of approximately $3.8 million and (iii) approximately $7.1 million of charges incurred for professional fees associated with the Company’s correspondence with the Staff of the U.S. Securities and Exchange Commission (the “SEC”), and severance costs related to transition of the Company’s management team. The Company anticipates that each of these reserves, adjustments and charges will negatively affect diluted EPS and will be a significant change in the results of operations from the corresponding period for the last fiscal year.

Cautionary Statement Concerning Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements include, among others, statements relating to additional information that may arise during the course of the Company’s ongoing accounting review that would require the Company to make additional adjustments or revisions or to restate further the financial statements and other financial disclosures in the Restatement Periods and/or additional historical periods and the Company’s ability to file an amended and restated annual report on Form 10-K for the year ended December 31, 2014 and amended and restated quarterly reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015. These statements are based on the Company’s beliefs and assumptions, which in turn are based on currently available information. Forward-looking statements involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond the Company’s ability to control or predict and you should be aware that the occurrence of certain events, including those referenced in the sections titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company’s subsequent Quarterly Reports on Form 10-Q or other filings with the Securities and Exchange Commission, could harm the Company’s business, prospects, results of operations, liquidity and financial condition and cause its stock price to decline significantly. Except as required by applicable law, the Company is under no obligation to update or revise publicly any forward-looking statements.

Iconix Brand Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2015	By:	/s/ David K. Jones
		Name:	David K. Jones
		Title:	Chief Financial Officer